10025703

K4
3/3

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17 a-5 PART III	FACING PAGE Information Required of Broker and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 41609 8-51291

REPORT FOR THE PERIOD BEGINNING - 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WWK Investments, Inc. (a wholly-owned
Subsidiary of Welch, Welch & Kelley Investments, Inc.)

Official Use Only

Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

133 W. Main Street, Suite 130
(No. and Street)

Northville	Michigan	48167
(City)	(State)	(Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Welch — 248-449-8300
(Area Code – Telephone No)

SEC Mail Processing
Section
FEB 25 2010
Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Rehmann Robson	5750 New King Street, Suite 200	Troy	MI	48098
	(Number and Street)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

❖ Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410(06-02)

OATH OR AFFIRMATION

I, Daniel J. Welch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of WWK Investments, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

D J Welch
Signature

MARY E. TABIN
NOTARY PUBLIC STATE OF MICHIGAN
COUNTY OF WAYNE
My Commission Expires May 19, 2013
Acting in the County of Wayne

President
Title

Mary E. Tabin
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Shareholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

WWK INVESTMENTS, INC.
(a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.)

TABLE OF CONTENTS

Rehmann

39300 W. Twelve Mile Rd., Suite 100
Farmington Hills, MI 48331
Ph: 248.579.1100
Fx: 248.536.6201
www.rehmann.com

INDEPENDENT AUDITORS' REPORT

February 18, 2010

Shareholders and Board of Directors
WWK Investments, Inc.
Northville, Michigan

We have audited the accompanying statement of financial condition of ***WWK Investments, Inc.*** (a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.) as of December 31, 2009, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***WWK Investments, Inc.*** as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on Page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson

WWK INVESTMENTS, INC.
(a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	45,136
Commissions receivable		69,512
Accounts receivable - consulting fees		7,800
Prepaid assets		3,168
Refundable federal taxes		3,500
Net property and equipment		50,640
Other assets		2,297
Total assets	**$**	**182,053**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities		
Accrued compensation	$	30,920
Accrued professional fees and miscellaneous		8,333
Deferred income taxes		3,500
Total liabilities		**42,753**
Commitments (Note 4)		
Shareholders' equity		
Common stock, $1 par value, authorized 10,000 shares, issued and outstanding 5,000 shares		5,000
Additional paid-in-capital		54,558
Retained earnings		79,742
Total shareholders' equity		**139,300**
Total liability and shareholders' equity	**$**	**182,053**

The accompanying notes are an integral part of these financial statements.

WWK INVESTMENTS, INC.
(a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	
Commissions	$ 719,749
Investment and consulting fees	22,614
Other	17
Total revenues	**742,380**
Expenses	
Compensation, commissions and related benefits	474,009
Regulatory fees	14,298
Depreciation	13,833
Advertising	484
Insurance	24,691
Occupancy	40,401
Other	169,766
Total expenses	**737,482**
Income before allocation in lieu of income taxes	**4,898**
Allocation in lieu of income taxes	15,134
Net loss	**$ (10,236)**

The accompanying notes are an integral part of these financial statements.

WWK INVESTMENTS, INC.

(a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock		Additional Paid-in	Retained	Total Shareholders'
	Shares	Amount	Capital	Earnings	Equity
Balances, January 1, 2009	**5,000**	**$ 5,000**	**$ 54,558**	**$ 89,978**	**$ 149,536**
Net loss	-	-	-	(10,236)	(10,236)
Balances, December 31, 2009	**5,000**	**$ 5,000**	**$ 54,558**	**$ 79,742**	**$ 139,300**

The accompanying notes are an integral part of these financial statements.

WWK INVESTMENTS, INC.
(a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities	
Net loss	$ (10,236)
Adjustment to reconcile net loss to net cash provided by operating activities	
Depreciation	13,833
Net changes in operating assets and liabilities which (used) provided cash	
Receivables from broker-dealers and clearing organizations	(6,486)
Accrued expenses	5,169
Net cash provided by operating activities which is equal to the increase in cash and cash equivalents	**2,280**
Cash and cash equivalents, beginning of year	42,856
Cash and cash equivalents, end of year	**$ 45,136**
Supplemental cash flows information	
Cash paid during the year for federal and state income taxes	**$ 15,519**

The accompanying notes are an integral part of these financial statements.

WWK INVESTMENTS, INC.
(a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.)

NOTES TO FINANCIAL STATEMENTS

---

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

WWK Investments, Inc. (the "Company") is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company's revenues are primarily generated through the sale of financial products and investment consulting services to individuals and small businesses. Customers of the Company are located predominantly in the State of Michigan.

The Company is a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc. (the "Parent") and was incorporated under the laws of the state of Nebraska on July 19, 1989.

In preparing these financial statements, we have evaluated, for potential recognition or disclosure, significant events or transactions that occurred during the period subsequent to December 31, 2009, the most recent statement of financial condition presented herein, through February 18, 2010, the issuance date of these financial statements. No such significant events or transactions were identified.

Effective January 1, 2009, the Company adopted accounting standards set by the Financial Accounting Standards Board ("FASB"). The FASB sets generally accepted accounting principles ("GAAP") that the Company follows to ensure they consistently report their financial condition, results of activities and cash flows. References to GAAP issued by the FASB in these footnotes are to the FASB *Accounting Standards Codification*, ("ASC"). The FASB finalized the Codification effective for periods ending on or after September 15, 2009. Prior FASB standards like FASB Statement No. 13, *Accounting for Leases*, are no longer being issued by the FASB.

Cash and Cash Equivalents

Cash and cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds." The Company, at times, maintains cash balances in excess of federally insured limits. The Company has not experienced any losses in such

accounts and the management believes the Company is not exposed to any unusual credit risk associated with cash.

Commission and Other Receivables

Accounts receivable consist primarily of amounts due from commissions earned from the sale of financial products as described above. All amounts deemed uncollectible are charged against the allowance for doubtful accounts in the year such determination is made. Management did not consider an allowance for doubtful accounts necessary at December 31, 2009.

Property and Equipment

Purchased property and equipment are stated at cost, less accumulated depreciation. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Property and equipment are depreciated using the straight-line method over the estimated useful life of the related assets, which range from 5 to 7 years. Management annually reviews these assets to determine whether carrying values have been impaired.

Revenue Recognition

Securities transactions and related revenue and expense, are recorded on a trade date basis. Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the period the investments remain under the management of the investment advisory firms.

Advertising

Advertising costs are charged to operations when incurred. Advertising expense was $484 in 2009.

Concentrations

The Company's operating philosophy relies extensively, albeit not exclusively, on the use of a limited number of preferred investment and insurance product providers. In 2009, 81% of commission revenue was from two investment companies.

Allocation in Lieu of Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by the Parent. The Company currently has no formal income tax sharing agreement with the Parent and, as such, income taxes have been determined as if the Company files on a separate return basis.

Federal and state deferred income tax assets and liabilities are computed annually for differences between the financial statement and federal and state income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes arise from temporary basis differences related primarily to different methods used for depreciation. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the current year tax or benefit plus or minus the change during the year in deferred income tax assets and liabilities.

In July 2006, the FASB issued a new standard related to *Accounting for Uncertainty in Income Taxes*, now codified as Accounting Standards Codification ("ASC") Topic 740. ASC Topic 740 seeks to reduce the significant diversity in practice associated with financial statement recognition and measurement in accounting for income taxes and prescribes the recognition threshold and measurement attribute for disclosures of tax positions previously taken or expected to be taken on an income tax return. The Company adopted the provisions of ASC Topic 740 effective January 1, 2009, and, accordingly, analyzed its filing positions in the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company has also elected to retain its existing accounting policy with respect to the treatment of interest and penalties attributable to income taxes, and continues to reflect any changes for such, to the extent they arise, as a component of its operating expenses. The adoption of ASC Topic 740 had no significant impact on the Company's financial statements.

The Company has evaluated the provisions of ASC Topic 740, *Accounting for Uncertainty in Income Taxes*. The evaluation was performed for the years 2006 through 2009, the years which remain subject to examination by major tax jurisdiction as of December 31, 2009. The Company concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company does not expect the total amount of unrecognized tax benefits ("UTB") (e.g. tax deductions, exclusions, or credits claimed or expected to be claimed) to significantly

increase in the next twelve months. The Company does not have any amounts accrued for interest and penalties related to UTBs at December 31, 2009, and it is not aware of any claims for such amounts by federal or state income tax authorities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

2. PROPERTY AND EQUIPMENT

Major classes of property and equipment are summarized as follows at December 31, 2009:

	Amount
Furniture and fixtures	$ 14,450
Leasehold improvements	40,461
Equipment	28,931
Total property and equipment	83,842
Less accumulated depreciation	33,202
Net property and equipment	**$ 50,640**

3. RELATED PARTY TRANSACTIONS

As of January 1, 2008, the Parent has adopted a safe harbor 401(k) plan. As the Company is a wholly owned subsidiary of the Parent, all Company employees who meet the plan's eligibility requirements are covered. Contributions for the year ended December 31, 2009 were $13,145.

4. LEASE COMMITMENTS

The Company leases office space under an operating lease expiring on March 31, 2014. The lease has options to renew for an additional 6 years. The lease terms of the contract began on December 1, 2007 with a commencement date of April 1, 2008.

Rent expense under the operating leases amounted to $31,956 for the year ended December 31, 2009.

Future minimum rental payments under non-cancelable operating leases with initial or remaining terms in excess of one year and in effect as of December 31, 2009 are as follows:

Year Ending December 31	Amount
2010	$ 28,153
2011	28,775
2012	29,354
2013	29,937
2014	7,521
Total future minimum lease payments	**$ 123,740**

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital may not exceed 15 to one (1,500%).

At December 31, 2009 the Company had net capital of $39,127, which was $34,127 in excess of required net capital and the Company's ratio of aggregate indebtedness to net capital was 100.32%.

6. INCOME TAXES

The allocation in lieu of income taxes consists of the following components for the year ended December 31, 2009.

Current tax	
Federal	$ 6,134
State	9,000
Allocation in lieu of income taxes	**$ 15,134**

The difference between the effective rate per the statement of operation and the statutory federal rate relates to the state income taxes and nondeductible expenses.

* * * * *

SUPPLEMENTARY INFORMATION

WWK INVESTMENTS, INC.
(a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

Total shareholders' equity qualified for net capital	$ 139,300
Deductions and/or changes	
Non-allowable assets	
Petty cash	500
Commissions receivable	35,568
Consulting fees receivable	7,800
Prepaid expenses and refundable federal taxes	6,668
Property and equipment	50,640
Security deposit	2,297
Total deductions	**103,473**
Addition - deferred tax liability	3,500
Net capital before haircuts on securities positions (tentative net capital)	**39,327**
Haircuts on securities -other securities	200
Net capital	**$ 39,127**
Aggregate indebtedness - Items included in statement of financial condition - accrued expenses/accounts payable	$ 39,253
Computation of basic net capital requirement	
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 34,127
Excess net capital at 1,000% (Net capital, less 10% aggregate indebtedness)	$ 35,202
Ratio of aggregate indebtedness to net capital	100.32%

NOTE: There are no material differences between the computations above and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

Rehmann

39300 W. Twelve Mile Rd., Suite 100
Farmington Hills, MI 48331
Ph: 248.579.1100
Fx: 248.536.6201
www.rehmann.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

February 18, 2010

Shareholders and Board of Directors
WWK Investments, Inc.
Northville, Michigan

In planning and performing our audit of the financial statements and supplemental schedule of ***WWK Investments, Inc.*** (the "Company") (a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.) for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designating our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented ore detected by the entities internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rehmann Robson

Rehmann

39300 W. Twelve Mile Rd., Suite 100
Farmington Hills, MI 48331
Ph: 248.579.1100
Fx: 248.536.6201
www.rehmann.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

February 18, 2010

Shareholders and Board of Directors
WWK Investments, Inc.
Northville, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [(Transitional Assessment Reconciliation (FormSIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by WWK Investments, Inc. and the Securities and Exchange commission, financial Industry Regulatory Authority, Inc. SIPC, solely to assist you and the other specified parties in evaluating WWK Investments, Inc. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). WWK Investments, Inc.'s management is responsible for the WWK Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in FORM-7T with respective cash disbursement records entries recorded in the general ledger for the year ended December 31, 2009, noting no differences;

2. Compared the amounts reported on the audited Form X-17A for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in form SIPC-7T with supporting schedule which consisted of a statement of income for the period April 1, 2009 through December 31, 2009, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in form SIPC-7T and in the related schedules and working papers which consisted of a statement of income for the period April 1, 2009 through December 31, 2009, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rehmann Robson

SEC Mail Processing
Section

FEB 2 5 2010

Washington, DC
110

WWK INVESTMENTS, INC.

(a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.)
Northville, Michigan

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
IN ACCORDANCE WITH RULE 17a-5

For the Year Ended December 31, 2009

Rehmann
Business wisdom delivered.

WWK INVESTMENTS, INC.

(a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.)
Northville, Michigan

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
IN ACCORDANCE WITH RULE 17a-5

For the Year Ended December 31, 2009